424(b)(3)
                                                               No. 33-90998-01
                          CNL INCOME FUND XVII, LTD.
                                      AND
                          CNL INCOME FUND XVIII, LTD.


      This Supplement is part of, and should be read in conjunction with, the Prospectus dated August 11, 1995. This Supplement replaces the Supplements dated October 16, 1996, December 20, 1996, January 6, 1997 and January 14, 1997. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

      All subscriptions are for the purchase of Units of CNL Income Fund XVIII, Ltd. ("CNL XVIII"). Offers are no longer being made nor are the General Partners accepting subscriptions for CNL XVII. THE ACQUISITION OF UNITS OF ONE PARTNERSHIP WILL NOT ENTITLE THE INVESTOR TO ANY OWNERSHIP INTEREST IN THE OTHER PARTNERSHIP OR ITS PROPERTIES.

      Information as to proposed properties for which CNL XVIII has received initial commitments and as to the number and types of Properties acquired by CNL XVIII is presented as of January 24, 1997, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which CNL XVIII receives initial commitments, as well as property acquisitions that occur after January 24, 1997, will be reported in a subsequent Supplement.


                                 THE OFFERING

SUBSCRIPTION PROCEDURES

      As of October 11, 1996, CNL XVIII had received aggregate subscription proceeds of $1,733,131, which exceeded the minimum offering amount of $1,500,000, and $1,517,431 of the funds (which excluded all funds received from New York and Pennsylvania investors) were released from escrow. As of January 24, 1997, CNL XVIII had received total subscription proceeds of $10,420,664 (1,042,066 Units) from 481 Limited Partners. As of January 24, 1997, CNL XVIII had invested or committed for investment approximately $8,600,000 of such proceeds in seven Properties and to pay Acquisition Fees and miscellaneous Acquisition Expenses, leaving approximately $450,000 in offering proceeds available for investment in Properties. As of January 24, 1997, CNL XVIII had incurred $468,930 in Acquisition Fees to an Affiliate of the General Partners.


                                   BUSINESS

PROPERTY ACQUISITIONS

      Since inception, CNL XVIII has acquired seven Properties. The Properties are a Burger King Property (in Kinston, North Carolina), two Golden Corral Properties (one in each of Houston and Galveston, Texas), three Jack in the Box Properties (one in each of Echo Park, California, Henderson, Nevada, and Centerville, Texas) and a Boston Market Property (in Raleigh, North Carolina).

      In connection with the purchase of each of these seven properties, CNL XVIII, as lessor, entered into a long-term lease agreement with an unaffiliated lessee. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business - Description of Leases."


January 29, 1997                              Prospectus Dated August 11, 1995



      For the Properties that are to be constructed, CNL XVIII has entered into development and indemnification and put agreements with the lessee. The general terms of these agreements are described in the section of the Prospectus entitled "Business - Site Selection and Acquisition of Properties - Construction and Renovation."

      As of January 24, 1997, CNL XVIII had initial commitments to acquire one additional property. The acquisition of this property is subject to the fulfillment of certain conditions, including, but not limited to, a satisfactory environmental survey and property appraisal. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that this property will be acquired by CNL XVIII. If acquired, the lease of this property is expected to be entered into on substantially the same terms described in the Prospectus in the section entitled "Business - Description of Leases."

      Set forth below are summarized terms expected to apply to the lease for this property. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.




                             Lease Term and
Property                     Renewal Options         Minimum Annual Rent        Percentage Rent      Option to Purchase
--------                     ---------------         -------------------        ---------------      ------------------
Boston Market           15 years; five five-year   10.38% of CNL XVIII's     for each lease year     at any time after
Charlotte, NC           renewal options            total cost to purchase    after the fifth lease   the fifth lease
Existing restaurant                                the property;             year, (i) 5% of         year
                                                   increases by 10% after    annual gross sales
                                                   the fifth lease year      minus (ii) the
                                                   and after every five      minimum annual rent
                                                   years thereafter          for such lease year
                                                   during the lease term





      The following table sets forth the location of the seven Properties acquired by CNL XVIII from inception through January 24, 1997, a description of the competition, and a summary of the principal terms of the acquisition and lease of each Property.




                                            PROPERTY ACQUISITIONS
                                   From inception through January 24, 1997


                                                        Lease Expira-
Property Location and          Purchase       Date         tion and        Minimum                            Option
Competition                    Price (1)   Acquired   Renewal Options   Annual Rent (2)  Percentage Rent   To Purchase
---------------------        ------------  --------   ---------------   ---------------  ---------------   -----------
BURGER KING                  $875,000      12/27/96   12/2016; four     $89,688;         for each lease    during the
(the "Kinston Property")                              five-year         increases by 5%  year, (i) 6% of   eighth, ninth,
Existing restaurant                                   renewal options   after the fifth  annual gross      tenth, eleventh
                                                                        lease year and   sales minus       and twelfth
The Kinston Property is                                                 by 10% after     (ii) the          lease years
located at the northwest                                                the tenth lease  minimum annual    only
quadrant of the                                                         year and after   rent for such
intersection of North                                                   every five       lease year
Heritage Street and                                                     years
Phillips Street, in                                                     thereafter
Kinston, Lenoir County,                                                 during the
North Carolina, in an area                                              lease term
of mixed retail,
commercial, and residential
development.  Other fast-
food and family-style
restaurants located in
proximity to the Kinston
Property include a
Hardee's, a Golden Corral,
a KFC, two Pizza Huts, and
a local restaurant.

GOLDEN CORRAL (8)            $579,704      12/27/96   12/2011; four     10.75% of Total  for each lease    during the
(the "Houston Property")     (excluding               five-year         Cost (4)         year, 5% of the   first through
Restaurant to be             closing and              renewal options                    amount by which   seventh lease
constructed                  development                                                 annual gross      years and the
                             costs) (3)                                                  sales exceed      tenth through
The Houston Property is                                                                  $2,899,152 (5)    fifteenth lease
located at the southeast                                                                                   years only
quadrant of the
intersection of Highway 290
and Hollister Road, in
Houston, Harris County,
Texas, in an area of mixed
retail, commercial, and
residential development.
Other fast-food and family-
style restaurants located
in proximity to the Houston
Property include a Burger
King, a Taco Bell, a
Fuddrucker's, an Outback
Steakhouse, a Shoney's, a
Red Lobster, a Whataburger,
and several local
restaurants.

JACK IN THE BOX (7)          $1,258,223    01/07/97   01/2015; four     $128,968 (6);    for each lease    None
(the "Echo Park Property")   (excluding               five-year         increases by 8%  year, (i) 5% of
Restaurant to be             closing                  renewal options   after the fifth  annual gross
constructed                  costs)                                     lease year and   sales minus
                             (3)(6)                                     after every      (ii) the
The Echo Park Property is                                               five years       minimum annual
located on the northeast                                                thereafter       rent for such
corner of Effie Street and                                              during the       lease year (5)
Glendale Boulevard, in Los                                              lease term
Angeles, Los Angeles
County, California, in an
area of mixed retail,
commercial, and residential
development.  Other fast-
food and family-style
restaurants located in
proximity to the Echo Park
Property include a KFC and
a McDonald's.

JACK IN THE BOX (7)          $1,067,175    01/07/97   01/2015; four     $109,385 (6);    for each lease    None
(the "Henderson Property")   (excluding               five-year         increases by 8%  year, (i) 5% of
Restaurant to be             closing                  renewal options   after the fifth  annual gross
constructed                  costs)                                     lease year and   sales minus
                             (3)(6)                                     after every      (ii) the
The Henderson Property is                                               five years       minimum annual
located within the eastern                                              thereafter       rent for such
quadrant of the                                                         during the       lease year (5)
intersection of South                                                   lease term
Boulder Highway and Texas
Avenue, in Henderson, Clark
County, Nevada, in an area
of mixed retail,
commercial, and residential
development.  Other fast-
food and family-style
restaurants located in
proximity to the Henderson
Property include an Arby's,
a Domino's Pizza, a KFC, a
McDonald's, a Pizza Hut, a
Sizzler, a Sonic Drive-In,
a Taco Bell, and several
local restaurants.

JACK IN THE BOX (7)          $759,658      01/08/97   01/2015; four     $77,865 (6);     for each lease    None
(the "Centerville            (excluding               five-year         increases by 8%  year, (i) 5% of
Property")                   closing                  renewal options   after the fifth  annual gross
Restaurant to be             costs)                                     lease year and   sales minus
constructed                  (3)(6)                                     after every      (ii) the
                                                                        five years       minimum annual
The Centerville Property is                                             thereafter       rent for such
located within the                                                      during the       lease year (5)
northwest quadrant of the                                               lease term
intersection of Highway 45
and State Highway 7, in
Centerville, Leon County,
Texas, in an area of mixed
retail, commercial, and
residential development.
Other fast-food and family-
style restaurants located
in proximity to the
Centerville Property
include a Dairy Queen and
several local restaurants.

GOLDEN CORRAL (8)            $424,883      01/22/97   01/2012; four     10.75% of Total  for each lease    during the
(the "Galveston Property")   (excluding               five-year         Cost (4)         year, 5% of the   first through
Restaurant to be             closing and              renewal options                    amount by which   seventh lease
constructed                  development                                                 annual gross      years and the
                             costs) (3)                                                  sales exceed      tenth through
The Galveston Property is                                                                $2,532,737 (5)    fifteenth lease
located within the                                                                                         years only
southwest quadrant of the
intersection of Seawall
Boulevard and 61st Street,
in Galveston, Galveston
County, Texas, in an area
of mixed retail,
commercial, and residential
development.  Other fast-
food and family-style
restaurants located in
proximity to the Galveston
Property include an IHOP, a
Western Sizzling, a
Shoney's, a Jack in the
Box, a Whataburger, an
Arby's, and several local
restaurants.

BOSTON MARKET                $1,225,686    01/23/97   01/2012; five     $122,569;        for each lease    at any time
(the "Raleigh Property")     (excluding               five-year         increases to     year after the    after the fifth
Existing restaurant          closing                  renewal options   $132,497 during  fifth lease       lease year
                             costs)                                     the third        year, (i) 5% of
The Raleigh Property is                                                 through fifth    annual gross
located on a pad site in                                                lease years,     sales minus
the Falls Center Shopping                                               $141,567 during  (ii) the
Center, which is located at                                             the sixth        minimum annual
the northeast quadrant of                                               through tenth    rent for such
the intersection of Falls                                               lease years,     lease year
of the Neuse Road and Old                                               and $155,785
Wake Forest Road, in                                                    during the
Raleigh, Wake County, North                                             eleventh
Carolina, in an area of                                                 through
mixed retail, commercial,                                               fifteenth lease
and residential                                                         years
development.  Other fast-
food and family-style
restaurants located in
proximity to the Raleigh
Property include a
Bojangles, three Pizza
Huts, a Red Lobster, a
Burger King, two Wendy's,
four Subway Sandwich Shops,
two Golden Corrals, two
Hardees, two KFCs, a Taco
Bell Express, three
McDonald's, a Ryan's Family
Steakhouse, a Pizza Inn, a
Denny's, a Sizzler, and
several local restaurants.





FOOTNOTES:

(1) The estimated federal income tax basis of the depreciable portion (the building portion) of each of the Properties acquired, and for the construction Properties, once the buildings are constructed, is set forth below:

      Property                Federal Tax Basis
      --------                -----------------

      Kinston Property        $  661,000
      Houston Property         1,058,000
      Echo Park Property         655,000
      Henderson Property         605,000
      Centerville Property       540,000
      Galveston Property       1,003,000
      Raleigh Property           483,000

(2) Minimum annual rent for each of the Properties became payable on the effective date of the lease, except as indicated below. For the Houston and Galveston Properties, minimum annual rent will become due and payable on the earlier of (i) the date the certificate of occupancy for the restaurant is issued, (ii) the date the restaurant opens for business to the public or (iii) 180 days after execution of the lease. During the period commencing with the effective date of the lease to the date minimum annual rent becomes payable for the Houston and Galveston Properties, as described above, "interim rent" equal to ten percent per annum of the amount funded by CNL XVIII in connection with the purchase and construction of the Property shall accrue and shall be payable in a single lump sum on the date minimum annual rent becomes payable for this Property.

(3) The development agreements for the Properties which are to be constructed, provide that construction must be completed no later than the dates set forth below. The maximum cost to CNL XVIII (including the purchase price of the land, (if applicable), development costs (if applicable), and closing and acquisition costs) is not expected to, but may, exceed the amounts set forth below:

                                                      Estimated Final
      Property           Estimated Maximum Cost       Completion Date
      --------           ----------------------       ---------------

      Houston Property        $1,684,643              June 25, 1997
      Echo Park Property       1,258,223              July 6, 1997
      Henderson Property       1,067,175              July 6, 1997
      Centerville Property       759,658              July 7, 1997
      Galveston Property       1,480,132              July 21, 1997

(4) The "Total Cost" is equal to the sum of (i) the purchase price of the Property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(5) Percentage rent shall be calculated on a calendar year basis (January 1 to December 31).

(6) CNL XVIII paid for all construction costs in advance at closing; therefore, minimum annual rent was determined on the date acquired and is not expected to change.

(7) The lessee of the Echo Park, Henderson and Centerville Properties is the same unaffiliated lessee.

(8) The lessee of the Houston and Galveston Properties is the same unaffiliated lessee.





                    PRO FORMA ESTIMATE OF TAXABLE INCOME OF
                          CNL INCOME FUND XVIII, LTD.
      GENERATED FROM THE OPERATIONS OF PROPERTIES ACQUIRED FROM INCEPTION
                           THROUGH JANUARY 24, 1997
                       FOR A 12-MONTH PERIOD (UNAUDITED)


      The following schedule represents pro forma unaudited estimates of taxable income of each Property acquired by CNL XVIII from inception through January 24, 1997, for the 12-month period commencing on the date of the inception of the respective lease on such Property. The schedule should be read in light of the accompanying footnotes.

      These estimates do not purport to present actual or expected operations of CNL XVIII for any period in the future. These estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith. No single lessee or group of affiliated lessees lease Properties with an aggregate purchase price in excess of 20% of the expected total net offering proceeds of CNL XVIII.




                               Burger King    Golden Corral       Jack in the Box        Jack in the Box
                               Kinston, NC  Houston, TX (5)(7)  Echo Park, CA (5)(6)   Henderson, NV (5)(6)
                               -----------  ------------------  --------------------   --------------------
Pro Forma Estimate
  of Taxable Income:

Base Rent (1)                    $ 89,688       $170,349            $128,968               $109,385

Management Fees (2)                  (897)        (1,703)             (1,290)                (1,094)

General and Administrative
  Expenses (3)                     (4,484)        (8,517)             (6,448)                (5,469)
                                 --------       --------            --------               --------

Estimated Cash Available from
  Operations                       84,307        160,129             121,230                102,822

Depreciation Expense (4)          (16,525)       (26,460)            (16,377)               (15,115)
                                 --------       --------            --------               --------

Pro Forma Estimate of Taxable
  Income of CNL XVIII            $ 67,782       $133,669            $104,853               $ 87,707
                                 ========       ========            ========               ========


                                                See Footnotes





                                    Jack in the Box         Golden Corral       Boston Market
                                Centerville, TX (5)(6)   Galveston, TX (5)(7)    Raleigh, NC      Total
                                ----------------------   --------------------   -------------   ---------
Pro Forma Estimate
  of Taxable Income:

Base Rent (1)                          $ 77,865               $148,364            $122,569      $ 847,188

Management Fees (2)                        (779)                (1,484)             (1,226)        (8,473)

General and Administrative
  Expenses (3)                           (3,893)                (7,418)             (6,128)       (42,357)
                                       --------               --------            --------      ---------

Estimated Cash Available from
  Operations                             73,193                139,462             115,215        796,358

Depreciation Expense (4)                (13,489)               (25,084)            (12,065)      (125,115)
                                       --------               --------            --------      ---------

Pro Forma Estimate of Taxable
  Income of CNL XVIII                  $ 59,704               $114,378            $103,150      $ 671,243
                                       ========               ========            ========      =========



FOOTNOTES:

(1) Base rent does not include percentage rents which become due if specified levels of gross receipts are achieved.

(2) The Properties will be managed pursuant to a management agreement between CNL XVIII and an Affiliate of the General Partners, pursuant to which the Affiliate will receive an annual management fee in an amount equal to one percent of the gross revenues that CNL XVIII earns from its Properties. See "Management Compensation."

(3) Estimated at five percent of gross rental income based on the previous experience of Affiliates of the General Partners with 17 public limited partnerships which own properties similar to that owned by CNL XVIII.

(4) The estimated federal tax basis of the depreciable portion (the building portion) of the Properties has been depreciated on the straight-line method over 40 years.

(5) The development agreements for the Properties which are to be constructed, provide that construction must be completed no later than the dates set forth below:

      Property                   Estimated Final Completion Date
      --------                   -------------------------------

      Houston Property           June 25, 1997
      Echo Park Property         July 6, 1997
      Henderson Property         July 6, 1997
      Centerville Property       July 7, 1997
      Galveston Property         July 21, 1997

(6) The lessee of the Echo Park, Henderson and Centerville Properties is the same unaffiliated lessee.

(7) The lessee of the Houston and Galveston Properties is the same unaffiliated lessee.




                    INDEX TO PRO FORMA FINANCIAL STATEMENTS
                    ---------------------------------------


                                                                       Page
                                                                       ----
                          CNL INCOME FUND XVIII, LTD.
                        (A FLORIDA LIMITED PARTNERSHIP)

Pro Forma Financial Information (unaudited):

   Pro Forma Balance Sheet as of September 30, 1996                    15

   Notes to Pro Forma Balance Sheet as of September 30, 1996           16





                        PRO FORMA FINANCIAL INFORMATION


      The following Pro Forma Balance Sheet of CNL Income Fund XVIII, Ltd. ("CNL XVIII") gives effect to (i) the subscriptions for 60,676 units ($606,760) of limited partnership interest (the "Units") pursuant to a registration statement on Form S-11 under the Securities Act of 1933, as amended, effective August 11, 1995, which had been received and were being held in escrow as of September 30, 1996, (ii) the receipt of $8,577,348 in gross offering proceeds from the sale of 857,735 additional Units during the period October 1, 1996 through January 8, 1997, and the release of the $606,760 previously held in escrow as of September 30, 1996, and (iii) the application of such funds to purchase five properties, four of which are under construction, and to pay offering expenses, acquisition fees, and miscellaneous acquisition expenses, all as reflected in the pro forma adjustments described in the related notes. The Pro Forma Balance Sheet as of September 30, 1996, includes the transactions described in (i) above, from its historical balance sheet, adjusted to give effect to the transactions in (ii) and (iii) above, as if they had occurred on September 30, 1996.

      No Pro Forma Statement of Income is presented due to the facts that (i) CNL XVIII did not commence operations until October 12, 1996 (the date following when CNL XVIII received its minimum offering proceeds and the funds were released from escrow) and (ii) the properties owned by CNL XVIII as of January 8, 1997, did not have previous rental histories.

      This pro forma financial information is presented for informational purposes only and does not purport to be indicative of CNL XVIII's financial results or condition if the various events and transactions reflected therein had occurred on the dates, or been in effect during the periods, indicated. This pro forma financial information should not be viewed as predictive of the CNL XVIII's financial results or conditions in the future.






                          CNL INCOME FUND XVIII, LTD.
                        (A FLORIDA LIMITED PARTNERSHIP)
                       UNAUDITED PRO FORMA BALANCE SHEET
                              SEPTEMBER 30, 1996



                                                    Pro Forma
          ASSETS                    Historical     Adjustments     Pro Forma
                                    ----------    --------------   ----------

Land and building on
  operating leases                  $       -     $5,821,901 (a)   $5,821,901
Cash and cash equivalents                  730     1,962,544 (a)    1,963,274
Organization costs                      10,000                         10,000
Deferred syndication costs             504,079      (504,079)(b)           -
Other assets                            27,324        86,569 (a)      113,893
                                    ----------    ----------       ----------

                                    $  542,133    $7,366,935       $7,909,068
                                    ==========    ==========       ==========

      LIABILITIES AND
     PARTNERS' CAPITAL

Accounts payable                    $    8,505    $   (8,505)(a)   $       -
Due to related parties                 532,628      (532,628)(a)           -
                                    ----------    ----------       ----------
    Total liabilities                  541,133      (541,133)              -

Partners' capital                        1,000     8,412,147 (a)
                                                    (504,079)(b)    7,909,068
                                    ----------    ----------       ----------

                                    $  542,133    $7,366,935       $7,909,068
                                    ==========    ==========       ==========


         See accompanying notes to unaudited pro forma balance sheet.







                          CNL INCOME FUND XVIII, LTD.
                        (A FLORIDA LIMITED PARTNERSHIP)
                  NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
                              SEPTEMBER 30, 1996


Pro Forma Balance Sheet:
-----------------------

(a) Represents gross proceeds of $8,577,348 from the sale of 857,735 Units during the period October 1, 1996 through January 8, 1997, and the release of $606,760 held in escrow as of September 30, 1996, used (i) to acquire five properties for $5,522,489, (ii) to pay acquisition fees of $413,285, ($27,304 of which was accrued as due to related parties at September 30, 1996, $299,412 of which was allocated to the five properties acquired and $86,569 of which was classified as other assets and will be allocated to future properties) and (iii) to pay selling commissions and offering expenses (syndication costs) of $1,275,790 which have been netted against partners' capital, and organization costs of $10,000 (a total of $513,829 of which had been incurred as of September 30, 1996) leaving $1,962,544 in additional cash and cash equivalents available for future investment.

      The pro forma adjustments to land and buildings on operating leases as a result of the above transactions were as follows:

                                       Estimated     Acquisition
                                    purchase price       fees
                                      (including      allocated
                                    closing costs)   to property    Total
                                    --------------   -----------  ----------

            Golden Corral in
              Houston, TX               $1,565,433    $   84,872  $1,650,305
            Burger King in
              Kinston, NC                  875,000        47,440     922,440
            Jack in the Box
              in Echo Park, CA           1,257,223        68,163   1,325,386
            Jack in the Box in
              Hendersonville, NV         1,066,175        57,805   1,123,980
            Jack in the Box in
              Centerville, TX              758,658        41,132     799,790
                                        ----------    ----------  ----------

                                        $5,522,489    $  299,412  $5,821,901
                                        ==========    ========== ===========


(b) Represents reclassification of deferred syndication costs totalling $504,079 at September 30, 1996, to syndication costs which have been netted against partners' capital.